

VIB CORP
A Financial Services Partner

Summary Annual Report 2001

In 2001 we faced unprecedented tribulations as individuals, as a corporation and as a nation. The September 11 tragedy hit home for all Americans and our allies. VIB Corp mourns the loss of







our valued associates at the investment firms of Sandler O'Neill & Partners and Keefe, Bruyette & Woods whose offices were in the World Trade Center. Our thoughts remain with their families, as well as with all those who suffered personal loss. ■

To our Shareholders, Customers & Friends,



Richard D. Foss
Chairman of the Board



Dennis L. Kern
President and
Chief Executive Officer

In 2001 VIB Corp experienced robust growth in many areas as we continued aggressively expanding and promoting our unique brand of relationship banking, both as a strong investment value and a solid foundation for financial success. The highlight of the year was merging our two newest affiliates, Bank of Stockdale and Kings River State Bank, with Valley Independent Bank.

In keeping with our community banking philosophy, the two banks retain their names, local advisory boards and local decision-making, however, they now operate as divisions of Valley Independent Bank. The merger, essentially a consolidation of "back room" banking operations, allows for cost savings and increased efficiencies.

Though the merger initially resulted in up-front cost and effort, it already has become a key component of increased operating and service efficiencies. This benefits customers and shareholders alike.

Building on our Strengths

A broader range of products and services are now available to customers at any of our 25 locations in California. Shareholders can be assured they are investing in a regional corporation committed to a streamlined operating structure that is competitive throughout its service areas.



Net Income
10.0
8.0
6.0
4.0
2.0
0
DOLLARS IN MILLIONS
5.6
5.9
8.6
9.2
1998
1999
2000
2001

During 2001 VIB Corp again reached all-time highs with total assets at $1.2 billion, an increase of 2% from 2000, and net loans, also up 2% to $838 million. Diluted earnings per share reached $0.71 and net income totaled a record-breaking $9.2 million, both increases of 7% from 2000.

This growth occurred amid a growing recession and an unprecedented declining-interest-rate environment. While such external and influential factors cannot always be foreseen, we continue to work our strategic plan. We are confident our sound decision-making continues to provide us the opportunity for increased growth and profitability even under an economic climate more difficult than predicted.

VIB Corp remains committed to our strategic objectives of maximizing long-term shareholder value through increased efficiency; strengthening of our financial positions in earnings power, capital adequacy and liquidity; maintaining asset quality through conservative credit standards and practices; and increasing market share through focused business plans that broaden profitable customer relationships.

We were proud to demonstrate the value of investing in VIB Corp to the Sandler O'Neill & Partners West Coast Financial Services Conference in March 2001 and the investor conference sponsored by Keefe, Bruyette & Woods in New York City in July 2001.

We believe these investor gatherings, as well as the numerous one-to-one contacts with investor groups made across the country, have a cumulative effect in enhancing shareholder value.

Our redesigned website provides shareholders a venue to stay in touch with our progress

Reaching Out

Diluted Earnings Per Share


0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0
DOLLARS
0.46
0.49
0.67
0.71
1998
1999
2000
2001



(L) **Harry G. Gooding III**, Executive Vice President and Chief Financial Officer

(R) **Dennis L. Kern**, President and Chief Executive Officer


Shareholders' Equity
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
DOLLARS IN MILLIONS
55.6
58.2
70.9
81.7
1998
1999
2000
2001

In 2002 we are continuing our aggressive focus with these efforts, including participating in the Sandler O'Neill & Partners Fourth Annual West Coast Financial Services Conference in San Diego in February. Sandler O'Neill and Keefe, Bruyette and Woods, along with Mid-West Research, also support us by providing nationwide analyst coverage.

At VIB Corp we remain committed to direct customer service for our valued shareholders. As we have expanded from a local bank to a regional business bank listed on Nasdaq, there was a need to find alternative channels to keep shareholders informed. The answer was with the Internet and our redesigned website at www.vibcorp.com, which provides shareholders a venue to stay in touch with our company's progress.

Always First In Line... Giving Customers More

The opening page of the site for VIB Corp features regular stock updates as listed on Nasdaq (VIBC). Other web pages provide data on corporate financials, dividends, peer research and analysis, as well as news releases. In short, on a same-day basis all the information shareholders regularly request about the company and its stock.

A great feature of the site is the electronic e-mail notification where visitors can enroll for instant notification of company press releases, corporate developments and the daily closing stock price. And if you e-mail us a question, we will e-mail you right back. We are excited about this new opportunity to be more responsive to shareholders and we encourage you to visit the website often.

With the launching of Online Banking in summer 2001, the Internet now plays an important role as a service-delivery channel for both business and consumer customers. Online Banking enables these customers to access their accounts, transfer funds, review statement histories, reorder checks, stop payments, wire funds and even pay bills 24 hours a day, 7 days a week. Online cash management is receiving an enthusiastic response from businesses. Online Banking complements the high level of service customers always receive at our branch locations, business loan centers and through "InfoLine," our automated telephone banking service.

Customers bankwide are benefiting from enhancements to our line of deposit products, including Senior Gold Checking, Preferred Checking/Summer Savings and added business checking account options. With the subsidiary consolidation, customers of our Bank of Stockdale and Kings River State Bank divisions now have more product options and increased customer support. We also introduced our VISA Platinum card with no annual fee and an attractive interest rate based on prime rate.



Deposits
1000
800
600
400
200
0
DOLLARS IN MILLIONS
600
701
910
885
1998
1999
2000
2001

Merging Bank of Stockdale and Kings River State Bank into divisions of Valley Independent Bank provides us with the resources and efficiencies necessary in implementing our strategic plan to capture increased market share in some of California's most dynamic areas.

These include Fresno, Bakersfield, Visalia and the Coachella Valley, all projected by the Center for Continuing Study of the California Economy to be among the 10 fastest-growing areas of California in this first decade of the new millennium. We are especially well-positioned to take advantage of this rapid development. VIB already is in the top five banks for deposit market share in areas served. Likewise, our keen focus and varied experience makes us a leader in commercial lending in our service areas.

Sound Strategy...



Net Loans
1000
800
600
400
200
0
DOLLARS IN MILLIONS
494
648
824
838
1998
1999
2000
2001



(L) Martin E. Plourd,
Executive Vice President,
Community Banking

(R) Jack Brittain Jr,
Executive Vice President
and Chief Credit Officer



Total Assets
1.20
1.00
0.80
0.60
0.40
0.20
DOLLARS IN BILLIONS
.691
.918
1.1
1.2
1998
1999
2000
2001

A major component of our strategic plan is capturing increased market share in some of California's most dynamic markets

New Markets

Fresno, formerly a Bank of Stockdale office, was converted into a Valley Independent Bank business loan center and private banking office positioned to finance a variety of commercial projects and be a convenient banking solution for businesses.

We have a reputation throughout our service areas of being a bank that listens to the needs of its customers and has the flexibility and commitment to service that gets projects of any size started and completed on time. This increases commercial-lending market share in Fresno and our other service areas on major commercial, retail and industrial projects, multi-family dwellings, tract homes, USDA financing and Small Business Administration loans. Business lending also is receiving more focus in Bakersfield with Bank of Stockdale and for Kings River State Bank, which boasts a new regional commercial loan office in Visalia.

The expanded Visalia location includes a full-service branch with services such as an ATM, merchant night deposit and private merchant teller area, all backed by business products and service that make us the preferred bank for business throughout our service areas. Our approach to commercial lending and business banking strongly contributes to financial strength and shareholder value by helping retain and attract customers, which results in improved market share, increased fee income and greater overall growth.

Valley Independent Bank was founded in 1981 on the principle that a community bank must be responsive to the needs of its service areas. This philosophy guides our every move to this day.

Our philosophy of being responsive to community needs is a catalyst for broadening our role in economic development and community service

Our growth into multiple markets, rather than being an impediment, is a catalyst for broadening our role in economic development and community service. Participation in a $45 million loan for a new beef plant that brought 600 jobs to Brawley, CA, is typical of our commitment in these areas. Another method is using our expertise in business banking to provide consulting and financial support directly to economic development agencies.

Community Development

In Riverside County, CA, Valley Independent Bank helps the Inland Empire Lenders' Community Development Corp. provide start-up and expansion loans to small businesses in low- to moderate-income areas. Similar assistance is provided to the Small Business Development Center in El Centro, CA, which teaches entrepreneurs how to establish and expand a business.



(L) Janice Stewart-Grady, Senior Vice President and Human Resources Director

(R) W.F. (Bill) Henle, Executive Vice President and Chief Operations Officer

Return on Average Assets



1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.91%
0.71%
0.80%
0.82%
1998
1999
2000
2001

Looking Ahead

Return on Average Equity


15.00%
12.00%
9.00%
6.00%
3.00%
0.00%
10.54%
10.40%
13.65%
11.96%
1998
1999
2000
2001

In 2001 we significantly strengthened our position as a regional bank with a reputation for efficiency and service. The consolidation allows each of our locations full access to the resources necessary to achieve continued market share growth in our competitive markets, and our people are making it happen. Along with added products and ever-improving customer service, in 2002 each bank department is implementing business plans that address such vital issues as computer-based training to meet compliance requirements, state-of-the-art software for accounting and investment departments and a bankwide disaster recovery plan.

Our commitment to shareholder value was highlighted in 2001 with the adoption of a rights plan to ensure shareholders receive fair treatment in the event of any proposed takeover, and to guard against any maneuvers to gain control of the company without paying all shareholders a fair price. This is one example of how we use our position as a premier bank, the knowledge of our Board of Directors, the experience of our management team and the dedication of our employees to increase return on equity and facilitate strong earnings-per-share growth.

These are the foundations upon which our bank was founded and the catalysts for how we will remain a sound investment option both today and in the years to come.

Customer service and product enhancements strongly contribute to financial strength and shareholder value

Sincerely,

Dennis L. Kern
President and
Chief Executive Officer

Richard D. Foss
Chairman of the Board

Financial Highlights

Years ended December 31, 1999, 2000 and 2001

	2001	2000	1999	Percent Increase (Decrease) 2001/2000
For the Year Ended December 31				
Net Income (000's)	$ 9,222	$ 8,620	$ 5,866	6.98
Earnings per Common Share	0.71	0.67	0.47	5.97
Diluted Earnings per Common Share	0.71	0.67	0.46	5.97
Cash Diluted Earnings per Common Share	0.79	0.74	0.48	6.76
Profitability Ratios				
Net Income to Average Assets	0.82%	0.80%	0.79%	2.50
Net Income to Average Equity	11.96	13.65	10.40	(12.38)
Total Revenue	$ 59,980	$ 55,354	$ 44,638	8.36
Efficiency Ratio	69.06%	68.30%	75.51%	1.11
Net Interest Margin	4.78%	4.79%	4.98%	(0.21)
Balance Sheet Data at December 31 (000's)				
Securities Available for Sale	$ 194,471	$ 189,877	$ 159,087	2.42
Loans (net of deferred fees)	837,774	823,723	653,456	1.71
Allowance for Credit Losses	9,344	8,298	5,696	12.61
Assets	1,168,237	1,142,928	918,128	2.21
Deposits	884,930	910,238	701,333	(2.78)
Demand Deposits	239,820	211,541	174,712	13.37
Savings and Time Deposits	645,110	698,697	526,621	(7.67)
Shareholders' Equity	81,637	70,851	58,245	15.22
Capital Ratios				
Risk-based Capital				
Tier 1 Capital	10.18%	8.73%	10.93%	16.61
Total Capital	11.91	10.64	11.94	11.94
Capital to Average Assets (Leverage)	7.98	7.00	8.87	14.00
Book Value per Common Stock	6.26	5.49	4.52	10.80

Independent Auditors' Report

To the Shareholders and Board of Directors of VIB Corp and Subsidiaries,

We have audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated balance sheets of VIB Corp and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001 (not presented herein) and in our report dated January 16, 2002, we expressed an unqualified opinion of those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Vavrinek, Trine, Day & Co., LLP

Vavrinek, Trine, Day & Co., LLP
Laguna Hills, California
January 16, 2002

Condensed Consolidated Balance Sheets

Years ended December 31, 2000 and 2001

Assets	2001	2000
Cash and Due from Banks	$ 57,164,524	$ 51,604,079
Federal Funds Sold	1,500,000	-
Total Cash and Cash Equivalents	**58,664,524**	**51,604,079**
Interest-Bearing Deposits	648,035	1,447,888
Investment Securities:		
Securities Available for Sale	194,471,496	189,876,563
Securities Held to Maturity	-	2,440,928
Total Investment Securities	**194,471,496**	**192,317,491**
Federal Home Loan and Federal Reserve Bank Stock, at cost	11,140,250	9,185,249
Loans		
Commercial	84,744,363	139,020,547
Agricultural	53,287,734	70,217,153
Real Estate - Construction	164,862,160	129,170,418
Real Estate - Other	506,505,603	453,041,114
Consumer	32,520,842	36,280,567
Total Loans	**841,920,702**	**827,729,799**
Net Deferred Loan Fees	(4,146,246)	(4,007,270)
Allowance for Credit Losses	(9,344,248)	(8,297,814)
Net Loans	**828,430,208**	**815,424,715**
Premises and Equipment	12,310,908	13,863,823
Other Real Estate Owned	3,138,697	1,359,905
Cash Surrender Value of Life Insurance	22,581,441	19,990,350
Deferred Tax Assets	7,338,000	6,923,000
Goodwill and Core Deposit Intangibles	17,149,444	18,435,865
Accrued Interest and Other Assets	12,363,751	12,375,595
	$ 1,168,236,754	**$ 1,142,927,960**

Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-Bearing Demand	$ 239,820,321	$211,541,381
Money Market and NOW	205,078,944	208,177,709
Savings	63,806,829	62,657,235
Time Deposits Under $100,000	182,953,344	220,547,372
Time Deposits $100,000 and Over	193,270,400	207,314,327
Total Deposits	**884,929,838**	**910,238,024**
Federal Funds Purchased	-	750,000
Federal Home Loan Bank Advances	156,218,358	118,200,000
Capitalized Lease Obligation	2,976,966	2,954,995
Accrued Interest and Other Liabilities	9,113,431	7,534,152
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures	33,360,672	32,400,000
Total Liabilities	**1,086,599,265**	**1,072,077,171**
Shareholders' Equity:		
Preferred Stock - Authorized 10,000,000 Shares, None Outstanding		
Common Shares - Authorized 25,000,000 Shares; Issued and Outstanding: 13,038,488 in 2001 and 12,168,644 in 2000	69,655,705	62,283,298
Retained Earnings	11,808,477	9,173,494
Accumulated Other Comprehensive Income-Net Unrealized Gains (Losses) on Available-for-Sale Securities Net of Taxes of $120,433 in 2001and $421,122 in 2000	173,307	(606,003)
Total Shareholders' Equity	81,637,489	70,850,789
	$ 1,168,236,754	**$ 1,142,927,960**

Condensed Consolidated Statements of Income

Years ended December 31, 1999, 2000 and 2001

	2001	2000	1999
Interest Income			
Interest and Fees on Loans	$ 73,729,778	$ 75,829,002	$ 53,590,352
Interest on Investment Securities - Taxable	7,691,506	8,469,982	6,930,742
Interest on Investment Securities - Nontaxable	2,065,539	2,780,133	2,373,456
Other Interest Income	195,182	820,331	962,143
Total Interest Income	**83,682,005**	**87,899,448**	**63,856,693**
Interest Expense			
Interest on Money Market and NOW	4,502,664	5,617,648	3,363,120
Interest on Savings Deposits	749,484	1,141,326	1,476,627
Interest on Time Deposits	21,374,024	23,629,486	15,899,901
Interest on Trust Preferred Securities	3,209,385	2,559,675	1,845,925
Interest on Other Borrowings	5,388,742	8,659,501	3,640,228
Total Interest Expense	**35,224,299**	**41,607,636**	**26,225,801**
Net Interest Income	**48,457,706**	**46,291,812**	**37,630,892**
Provision for Credit Losses	3,000,000	2,904,928	2,592,464
Net Interest Income after Provision for Credit Losses	**45,457,706**	**43,386,884**	**35,038,428**
Noninterest Income			
Service Charges and Fees	6,692,517	5,935,295	4,556,788
Gain on Sale of Loans and Servicing Fees	832,767	1,348,557	1,719,904
Gain on Sale of Securities	1,900,491	-	1,755
Dividends on Cash Surrender Value of Life Insurance	1,249,992	1,209,315	607,528
Other Income	764,555	569,016	121,755
	11,440,322	9,062,183	7,007,730
	56,898,028	**52,449,067**	**42,046,158**
Noninterest Expense			
Salaries and Employee Benefits	21,059,480	19,739,425	16,338,098
Occupancy Expenses	3,609,090	3,215,593	2,644,348
Furniture and Equipment	3,580,322	3,133,462	2,583,302
Data Processing	2,886,861	2,642,657	2,004,070
Advertising	635,297	586,352	552,079
Legal and professional	3,055,849	2,638,105	2,819,771
Regulatory Assessments	276,327	363,340	321,290
Insurance	122,673	320,098	214,228
Office Expenses	2,613,472	2,317,444	2,046,631
Promotion	1,496,531	1,535,443	1,157,333
Other Real Estate Owned	216,789	88,454	98,111
Amortization of Goodwill and Core Deposit Intangibles	1,286,421	1,286,416	401,813
Other Expenses	2,159,528	1,796,468	2,346,170
	42,998,640	39,663,257	33,527,244
Income Before Income Taxes	**13,899,388**	**12,785,810**	**8,518,914**
Income Taxes	4,677,300	4,165,403	2,653,191
Net Income	**$ 9,222,088**	**$ 8,620,407**	**$ 5,865,723**
Per Share Data :			
Net Income - Basic	$ 0.71	$ 0.67	$ 0.47
Net Income - Diluted	$ 0.71	$ 0.67	$ 0.46

Condensed Consolidated Statement of Changes in Shareholders' Equity

	Common Shares Number of Shares	Common Shares Amount	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	TOTAL
Balance at January 1, 1999	10,513,543	$ 50,445,799		$ 5,052,918	$ 103,430	$ 55,602,147
Stock Dividends	646,076	5,639,846		(5,639,846)		-
Cash Dividends for Fractional Shares				(26,326)		(26,326)
Exercise of Warrants	10	181				181
Exercise of Stock Options, Including the Realization of Tax Benefits of $224,000	283,408	1,363,674				1,363,674
Comprehensive Income:						
Net Income for the Year			$ 5,865,723	5,865,723		5,865,723
Unrealized loss on Available-for-Sale Securities, net of Taxes of $3,173,065			(4,559,004)		(4,559,004)	(4,559,004)
Less Reclassification Adjustments for Gains Included in Net Income, net of Taxes of $720			(1,035)		(1,035)	(1,035)
Total Comprehensive Income			**$ 1,305,684**			
Balance at December 31, 1999	11,443,037	57,449,500		5,252,469	(4,456,609)	58,245,360
Stock Dividends	696,289	4,683,598		(4,683,598)		-
Cash Dividends for Fractional Shares				(15,784)		(15,784)
Exercise of Stock Options	29,318	150,200				150,200
Comprehensive Income:						
Net Income for the Year			$ 8,620,407	8,620,407		8,620,407
Unrealized Gain on Available-for-Sale Securities, net of Taxes of $2,681,226			3,850,606		3,850,606	3,850,606
Total Comprehensive Income			**$ 12,471,013**			
Balance at December 31, 2000	12,168,644	62,283,298		9,173,494	(606,003)	70,850,789
Stock Dividends	744,188	6,563,516		(6,563,516)		-
Cash Dividends for Fractional Shares				(23,589)		(23,589)
Exercise of Stock Options, Including the Realization of Tax Benefits of $135,000	125,656	808,891				808,891
Comprehensive Income:						
Net Income for the Year			$ 9,222,088	9,222,088		9,222,088
Unrealized Gain on Available-for-Sale Securities, net of Taxes of $ 1,320,756			1,900,600		1,900,600	1,900,600
Less Reclassification Adjustments for Gains Included in Net Income, net of Taxes of $779,201			(1,121,290)		(1,121,290)	(1,121,290)
Total Comprehensive Income			**$10,001,398**			
Balance at December 31, 2001	**13,038,488**	**$ 69,655,705**		**$ 11,808,477**	**$ 173,307**	**$ 81,637,489**

Condensed Consolidated **Statements** of **Cash** Flows

Years ended December 31, 1999, 2000 and 2001

	2001	2000	1999
Operating Activities			
Net Income	$ 9,222,088	$ 8,620,407	$ 5,865,723
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	5,096,561	3,920,545	3,003,625
Deferred Income Taxes	(957,000)	(1,648,000)	(1,265,000)
Net Realized Gains in Available-for-Sale Securities	(1,900,491)	-	(1,755)
Provision for Credit Losses	3,000,000	2,904,928	2,592,464
Proceeds From Loans Sold	10,488,707	41,158,361	71,816,484
Originations of Loans Held for Sale	(9,978,314)	(40,054,111)	(70,539,401)
Gain on Sale of Loans	(499,790)	(1,050,739)	(1,326,451)
Loss (Gain) on Sale of Other Real Estate Owned	103,251	(54,227)	5,325
Net Increase in Cash Surrender Value of Life Insurance	(1,249,992)	(1,209,315)	(607,528)
Net Change in Accrued Interest, Other Assets and Other Liabilities	1,190,916	(261,243)	(1,601,133)
Net Cash Provided by Operating Activities	**14,515,936**	**12,326,606**	**7,942,353**
Investing Activities			
Proceeds from Sales of Other Real Estate Owned	2,003,804	1,916,426	549,405
Purchases of Available-for-Sale Securities	(229,185,218)	(12,291,220)	(76,979,320)
Proceeds from Sales of Available-for-Sale Securities	107,985,716	-	2,455,316
Proceeds from Maturities of Available-for-Sale Securities	119,236,484	12,693,596	24,311,579
Purchases of Held-to-Maturities Securities	-	-	(1,491,563)
Proceeds from Maturities of Held-to-Maturity Securities	2,442,239	454,603	1,490,207
Net Change in Interest-Bearing Deposits	799,853	(924,645)	199,316
Purchase of Federal Home Loan and Federal Reserve Bank Stock	(5,717,701)	(1,937,449)	(6,667,700)
Proceeds from Sale of Federal Home Loan Bank Stock	4,159,600	5,794,200	-
Net Cash Paid for the Purchase of Kings River Bancorp	-	(15,695,931)	-
Purchase of Cash Surrender Value Life Insurance	(1,356,468)	(4,506,900)	(5,079,877)
Net Increase in Loans	(19,923,702)	(119,285,504)	(156,792,499)
Purchases of Premises and Equipment	(1,471,244)	(3,468,248)	(2,035,884)
Net Cash Used by Investing Activities	**(21,026,637)**	**(137,251,072)**	**(220,041,020)**
Financing Activities			
Net Increase in Demand Deposits and Savings Accounts	26,329,769	65,994,979	12,184,441
Net Change in Time Deposits	(51,637,955)	70,990,480	87,924,003
Net Change in Federal Funds Purchased	(750,000)	(14,800,000)	15,550,000
Net Change in Federal Home Loan Bank Advances	38,018,405	(1,550,000)	83,200,000
Proceeds from Issuance of Trust Preferred Securities	960,358	10,000,000	22,400,000
Payments for Dividends	(23,589)	(15,784)	(26,326)
Proceeds from Exercise of Warrants	-	-	181
Proceeds from Exercise of Stock Options	673,891	150,200	1,139,674
Net Cash Provided by Financing Activities	**13,571,146**	**130,769,875**	**222,371,973**
Increase in Cash and Cash Equivalents	7,060,445	5,845,409	10,273,306
Cash and Cash Equivalents at Beginning of Year	51,604,079	45,758,670	35,485,364
Cash and Cash Equivalents at End of Year	**$ 58,664,524**	**$ 51,604,079**	**$ 45,758,670**
Supplemental Disclosures of Cash Flow Information:			
Interest Paid	$ 35,307,192	$ 40,656,652	$ 25,663,098
Income Taxes Paid	$ 5,143,406	$ 5,914,760	$ 3,670,284

Shareholder/Market Information

Corporate Headquarters
1498 Main St.
El Centro, CA 92243
(760) 370-3601
Website: www.vibcorp.com

Independent Auditors
Vavrinek, Trine, Day & Co., LLP
25231 Paseo de Alicia, Suite 100
Laguna Hills, CA 92653
(949) 768-0833

Legal Counsel
S. Alan Rosen, Esquire
Horgan, Rosen, Beckham & Coren, LLP
21700 Oxnard St., Suite 1400
Woodland Hills, CA 91367
(818) 340-6100

Common Stock Information
Nasdaq Symbol - VIBC

Transfer Agent and Registrar
U.S. Stock Transfer Corp.
1745 Gardena Ave.
Glendale, CA 91204
(818) 502-1404

Corporate Profile
VIB Corp is a bank holding company providing financial services primarily in California through its subsidiary, Valley Independent Bank. Both are headquartered in El Centro, CA. VIB Corp strives to achieve enhanced shareholder value through strong financial performance, increased market share, superior customer service and operating efficiencies. VIB Corp supports its subsidiary by fostering capital adequacy, strategic management, financial community relations, marketing and sound management practices. Valley Independent Bank, whose accounts are insured by the FDIC, also does business as Bank of Stockdale and Kings River State Bank. It is a community banking network serving the needs of its customers with a commitment to local identity and decision-making, as well as personalized customer service. Its 25 locations stretch from the Imperial Valley on the California-Mexico border north nearly 500 miles to Fresno in the Central Valley.

10-K Annual Report
For information beyond that shown in this Summary Annual Report, shareholders also receive the Corporation's Form 10-K Annual Report for 2001, including the audited financial statements and the financial statements schedules, which is required to be filed with the Securities and Exchange Commission. Additional copies are available upon request to:

Harry G. Gooding III
Executive Vice President and Chief Financial Officer
P.O. Box 1845
El Centro CA 92244
Phone: (760) 370-3601

Stock
The equity securities of VIB Corp consist of one class of common stock. At Dec. 31, 2001, there were 13,038,488 shares outstanding held by approximately 2,279 shareholders of record. VIB Corp's common stock is listed on the Nasdaq Stock Market, trading under the symbol "VIBC." Although VIB Corp is legally able to pay cash dividends, it is the corporation's present policy to retain earnings to support growth.The quarterly market trend price ranges for each of the last two years are shown in the following table, with information provided by Nasdaq:

Sales Price (1)

Quarter Ended	High	Low	Shares Traded
March 31, 2000	$ 7.77	$ 5.61	816,729
June 30, 2000	6.16	5.26	652,697
September 30, 2000	5.83	5.15	849,973
December 31, 2000	7.19	4.93	1,057,388
March 31, 2001	9.54	6.66	919,100
June 30, 2001	8.78	7.54	612,674
September 30, 2001	11.45	8.25	2,138,099
December 31, 2001	9.71	7.96	1,402,888

(1) Does not include nominal amounts traded directly by shareholders. The figures have been adjusted to reflect the 3% stock dividend effective May 24, 2000, the 3% stock dividend effective December 27, 2000, the 3% stock dividend effective May 23, 2001 and the 3% stock dividend effective December 21, 2001.

VIB Corp Board of Directors



R. Stephen Ellison
President, Jordan Implement Co.



Dennis L. Kern
President & CEO, Valley Independent Bank and VIB Corp



R.A. (Rusty) Pedersen
Vice Chairman
Owner, Imperial Pre-Mix Co.



Richard D. Foss
Chairman
CPA and President, Foss Accountancy Corp.



Alice Lowery Westerfield
Vice Chairman
Retired Senior Officer, Valley Independent Bank



Pete J. Penner
President, V & P Farms, Inc. and Penco Farms, Inc.



Thomas S. Kelly
Owner and CEO, Thomas Kelly Management



Edward I. McGrew
Farmer

Valley Independent Bank Board of Directors

Charles Ellis Jr.
Owner, Coachella Valley Insurance Services, Inc.

R. Stephen Ellison
President,
Jordan Implement Co.

Richard D. Foss
Chairman
CPA and President, Foss Accountancy Corp.

Dennis L. Kern
President & CEO,
Valley Independent Bank and VIB Corp

Alice Lowery Westerfield
Vice Chairman
Retired Senior Officer,
Valley Independent Bank

Edward I. McGrew
Farmer

R.A. (Rusty) Pederson
Vice Chairman
Owner,
Imperial Pre-Mix Co.

Advisory Boards

Bank of Stockdale

James Banducci
Retired from farming and real estate

Dwight Byrum
President,
Bakersfield Pipe & Supply

Fred H. Carlisle Jr.
Secretary-Treasurer,
S.A. Camp Companies

Earle J. Gibbons
Owner, Earle J. Gibbons Investments

Thomas S. Kelly
Chairman
Owner and CEO, Thomas Kelly Management

Thomas J. Phillips
Vice Chairman
CPA

Ken Sorenson
Architect and President,
KSA Group Architects

Rich Wilson
President,
Wilson Paves Insurance Agency

Kings River State Bank

Floyd M. Barsoom
Retired from farming

Harold J. Enns
President, Enns Pontiac, Buick & GMC

Pete J. Penner
Chairman
President,
V & P Farms, Inc. and Penco Farms, Inc.

J. Steven Worthley
Attorney in private practice and Supervisor for Tulare County

Corporate Directory

EXECUTIVE MANAGEMENT TEAM

Dennis L. Kern, President and Chief Executive Officer

Jack Brittain Jr, Executive Vice President and Chief Credit Officer

Harry G. Gooding III, Executive Vice President and Chief Financial Officer

W.F. (Bill) Henle, Executive Vice President and Chief Operations Officer

Martin E. Plourd, Executive Vice President and Community Banking Officer

Janice Stewart-Grady, Senior Vice President and Human Resources Director

SENIOR MANAGEMENT TEAM

David Combs, Regional Vice President, Regional Loan Manager

Keith Goff, Senior Vice President, Senior Credit Officer

Jeffrey Hester, Senior Vice President, SBA Divisional Manager

Bruce Jay, President, Bank of Stockdale

William Lindhorst, Senior Vice President, Director of MIS

Robert Lowery, President, Kings River State Bank

Debbie McCarty, Senior Vice President, Corporate Services Manager

Gary D. Merchant, Senior Vice President, Bank Support Manager

Robert Moore, Senior Vice President, Investment Officer

Michael Phlaum, Senior Vice President, Relationship Banking

Kristine Price, Senior Vice President, Credit Administrator

Elizabeth Pumphrey, Senior Vice President, Branch Administrator

Keith Simmonds, Senior Vice President, Regional Loan Manager

Steve Stearman, Regional Vice President, Regional Loan Manager

Thomas Vandermus, Senior Vice President, Controller

Thomas Wetzel, Senior Vice President, Audit Director

Branch Locations

Valley Independent Bank

Blythe
149 East Hobsonway
Blythe, CA 92225
(760) 922-4131

Brawley
190 Main Street
Brawley, CA 92227
(760) 351-5000

Calexico
25 East Third Street
Calexico, CA 92231
(760) 768-5000

Coachella
1491 S. Sixth Street
Coachella, CA 92236
(760) 398-5000

El Centro
1448 Main Street
El Centro, CA 92243
(760) 337-3200

Fresno
7111 N. Fresno, Ste. 100
Fresno, CA 93720
(559) 490-4245

Hemet
2091 W. Florida Ave., Ste. 100
Hemet, CA 92545
(909) 765-4300

Holtville
502 Holt Avenue
Holtville, CA 92250
(760) 356-5000

Indio
81-790 Highway 111
Indio, CA 92201
(760) 775-5658

Julian
2033 Main Street
Julian, CA 92036
(760) 765-2765

La Quinta
51-290 Avenida Bermudas
La Quinta, CA 92253
(760) 564-1857

Palm Desert
42-005 Cook St., Ste. 310
Palm Desert, CA 92260
(760) 346-0228

Palm Springs
901 East Tahquitz Canyon Way
Palm Springs, CA 92262
(760) 320-5110

Tecate
439 Tecate Road
Tecate, CA 91980
(619) 478-5315

Thousand Palms
72-885 Ramon Road
Thousand Palms, CA 92276
(760) 343-3000

Bank of Stockdale

Main Branch
5151 Stockdale Hwy.
Bakersfield, CA 93309
(661) 833-9292

Northeast Branch
2700 Mt. Vernon Ave.
Bakersfield, CA 93306
(661) 872-3216

Southwest Branch
3990 Gosford
Bakersfield, CA 93309
(661) 283-7600

Kings River State Bank

Dinuba
130 E. Tulare Street
Dinuba, CA 93618
(559) 591-1654

Hanford
218 N. Douty St.
Hanford, CA 93230
(559) 587-0218

Reedley
1003 "I" Street
Reedley, CA 93654
(559) 638-8131

Selma
2025 High St.
Selma, CA 93662
(559) 896-0856

Visalia
618 W. Main Street
Visalia, CA 93291
(559) 741-2011

Business Loan Centers

Valley Independent Bank

El Centro
1498 Main Street
El Centro, CA 92243
(760) 337-3600

Rancho Mirage Business Loan Center and Private Banking Office
39-700 Bob Hope Dr., Ste. 100
Hope Square Professional Building
Rancho Mirage, CA 92270
(760) 776-4100

Fresno
7111 N. Fresno, Ste. 100
Fresno, CA 93720
(559) 490-4245

Bank of Stockdale

Main Branch
5151 Stockdale Hwy.
Bakersfield, CA 93309
(661) 833-9292

Kings River State Bank

Visalia
618 W. Main Street
Visalia, CA 93291
(559) 741-2011

Reedley
1613 12th Street
Reedley, CA 93654
(559) 638-5459

Valley Independent Bank also does business as Bank of Stockdale and Kings River State Bank



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A Financial Services Partner